Paulson & Co. Drops Opposition to Proposed
Carrizo Merger & Will Vote In Favor
of the Transaction

NEW YORK, November 18, 2019 /PRNewswire/ -- Paulson & Co. Inc. ("Paulson"), as manager of funds holding shares of Callon Petroleum Company ("Callon" or the "Company") (NYSE: CPE), announced it no longer opposes the proposed acquisition of Carrizo Oil & Gas Inc. ("Carrizo") (NASDAQ: CRZO) and will vote its shares in favor of the transaction.
The revised merger terms provide substantial benefits to Callon shareholders.  The revision reduces the exchange ratio from 2.05 to 1.75, reduces the premium paid to Carrizo from 25% to 6.7%, lowers the authorized share request from 750 million to 525 million, and eliminates the golden parachute entitlement to Callon management.
While Paulson believes that a pure Permian focused producer would be a more attractive alternative, Paulson respects that different shareholders might have different viewpoints on this matter.  As such, although Paulson no longer opposes the transaction, it has reduced its investment position in Callon.
About Paulson & Co. Inc.
Paulson, founded in 1994, is an investment management firm headquartered in New York.
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